SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CALENDAR OF CORPORATE EVENTS 2005

Company Information
Corporate Name	Votorantim Celulose e Papel
Head Office Address	Alameda Santos 1357, 6th Floor
Website	www.vcp.com.br
Investor Relations Officer	Name: Valdir Roque
E-mail: ir@vcp.com.br
Telephone: (55 11) 3269 4014
Fax: (55 11) 3269 4065
Investor Relations Manager	Alfredo Villares
E-mail: ir@vcp.com.br
Telephone: (55 11) 3269-4168
Fax: (55 11) 3269-4066
Newspapers designated (and locality) for disclosure of material information	Valor Econômico newspaper Diário Oficial do Estado de São Paulo

Annual Financial Statements and Consolidated Financial Statements, as the case may be, for the fiscal year Dec 31, 2004
Event	Date
Public Disclosure	January 18 2005
Publication	January 19 2005
BOVESPA Filing	February 02 2005

Standardized Financial Statements – DFP for the fiscal year 2004
Event	Date
Release to BOVESPA	January 18 2005

Annual Information Bulletin – IAN for the fiscal year 2004
Event	Date
BOVESPA Filing	May 20 2005

Quarterly Information Report – ITR
Event	Date
BOVESPA Filing • For 1st quarter • For 2nd quarter • For 3rd quarter	April 18 2005 July 18 2005 October 14 2005

Conference Calls on results
Event	Date
1st quarter 2nd quarter 3rd quarter	April 19 2005 July 19 2005 October 15 2005

Annual and Extraordinary Shareholders’ Meeting
Event	Date
Disclosure of Convening Notice	April 05, 06 and 07 2005
Filing of Convening Notice with BOVESPA together with management’s proposal where applicable	April 05 2005
Date of the Annual Shareholders’ Meeting	April 20 2005
Filing of the Annual Shareholders’ Meeting’s principal decisions with BOVESPA	April 20 2005
Filing of minutes of the Annual Shareholders’ Meeting with BOVESPA	May 04 2005

Form 20-F (English) for the fiscal year 2004
Event	Date
Bovespa Filing	June 30 2005

Board of Directors / Executive Officers / Audit Committee’s Meetings
Event	Date
Board of Directors to Meeting approve Financial Statement as of Dec 31, 2004	January 18 2005
Decisions release	January 18 2005
Filing of minutes to BOVESPA	January 26 2005

Public Meeting with Investment Analysts
Event	Date
Public Meeting with Investment Analysts, open to all interested parties	November 07 2005 – Piracicaba,

Votorantim Celulose e Papel S/A

Valdir Roque

Investor Relations Officer

NOTE All publicly disclosed information and material will be made available on the Company’s website in the “Investors” section.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer